Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Year Ended December 31

	2005	2004	2003		2002		2001

(Loss) earnings from continuing operations before provision for income taxes	$(766)	$(94)	$104		$894		$83
Adjustments:
Minority interest in income/(loss) of subsidiaries with fixed charges	4	2	24		17		(11)
Undistributed (earnings)/ loss of equity method investees	(12)	(30)	41		107		77
Interest expense	211	168	147		173		218
Interest component of rental expense (1)	50	54	53		53		42
Amortization of capitalized interest	22	25	27		28		28

Earnings as adjusted	$(491)	$125	$396		$1,272		$437

Fixed charges:
Interest expense	211	168	147		173		218
Interest component of rental expense (1)	50	54	53		53		42
Capitalized interest	3	2	2		3		12

Total fixed charges	$264	$224	$202		$229		$272

Ratio of earnings to fixed charges	*	**	2.0	x	5.6	x	1.6	x

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $755 million.

**	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $99 million.